UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Care.com, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

141633107

(CUSIP number)

CapitalG LP

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-0000

with a copy to:

Christopher A. Rose

Wilmer Cutler Pickering Hale and Dorr LLP

350 South Grand Avenue, Suite 2100

Los Angeles, California 90071

(Name, address and telephone number of person authorized to receive notices and communications)

November 1, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141633107

(1)	Names of reporting persons CapitalG LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,746,720 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,746,720 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,746,720 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6% **
(14)	Type of reporting person (see instructions) PN

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**	The calculation of the foregoing percentage is based on 30,083,455 shares of Common Stock outstanding as of October 27, 2017, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 2, 2017, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

(1)	Names of reporting persons CapitalG GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,746,720 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,746,720 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,746,720 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6% **
(14)	Type of reporting person (see instructions) OO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**	The calculation of the foregoing percentage is based on 30,083,455 shares of Common Stock outstanding as of October 27, 2017, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 2, 2017, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

(1)	Names of reporting persons Google LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 141633107

(1)	Names of reporting persons Alphabet Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,746,720 *
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,746,720 *
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,746,720 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.6%**
(14)	Type of reporting person (see instructions) CO

*	The aggregate number and percentage of Common Stock of the Company beneficially owned consists of 46,350 shares of Convertible Preferred Stock, Series A held directly by CapitalG LP, convertible into Common Stock of the Company, subject to certain conditions and adjustments.

**	The calculation of the foregoing percentage is based on 30,083,455 shares of Common Stock outstanding as of October 27, 2017, as indicated in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 2, 2017, plus the shares of Common Stock issuable upon the conversion of the Convertible Preferred Stock, Series A beneficially owned by the Reporting Persons.

CUSIP No. 141633107

This Amendment No. 3 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed on July 11, 2016 (the “Initial Statement”), as amended by Amendments No. 1 and No. 2 to the Initial Statement filed on February 1, 2017 and October 2, 2017 respectively, by the Reporting Persons (as defined below) relating to common stock, par value $0.001 per share (the “Common Stock”), of Care.com, Inc., a Delaware corporation (the “Company”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Statement. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Statement.

This Amendment is being filed to report a change in beneficial ownership of the Common Stock and constitutes “an exit filing” only with respect to Google LLC as a result of an internal restructuring consummated on November 1, 2017 (the “Restructuring”). As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	CapitalG LP, a Delaware limited partnership (the “Fund”);

•	CapitalG GP LLC, a Delaware limited liability company (the “General Partner”)[1];

•	Google LLC, a Delaware limited liability company; and

•	Alphabet Inc., a Delaware corporation.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b), and (e) are hereby amended and restated to read as follows:

(a) and (b)

Based on information in the Quarterly Report on Form 10-Q of the Company filed with the Securities and Exchange Commission on November 2, 2017, there were 30,083,455 shares of Common Stock issued and outstanding as of October 27, 2017. As a result of its purchase pursuant to the Investment Agreement, the Fund holds 46,350 shares of Convertible Preferred Stock, convertible at any time at the Fund’s option into 4,746,720 shares of Common Stock, or 13.6% of the Common Stock deemed issued and outstanding as of October 27, 2017, based on the initial conversion price of $10.50 per share, subject to certain adjustments.

As a result of the Restructuring, Google LLC ceased to beneficially own any Common Stock. Each of the General Partner, Alphabet Holdings LLC (as the managing member of the General Partner), XXVI Holdings Inc. (as the sole member of Alphabet Holdings LLC), and Alphabet Inc. (as the sole stockholder of XXVI Holdings Inc.) may be deemed to be the beneficial owner of the securities owned directly by the Fund, and each disclaims beneficial ownership of such securities, except to the extent of any pecuniary interest therein.

(e)

As a result of the Restructuring, Google LLC ceased to beneficially own any Common Stock.

[1]	The General Partner is beneficially owned by Alphabet Holdings LLC, a Delaware limited liability company, which is in turn wholly owned by XXVI Holdings Inc., a Delaware corporation. Alphabet Holdings LLC and XXVI Holdings Inc. may each be deemed to have the power to vote and dispose of shares of Convertible Preferred Stock directly owned by the Fund, and each disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2017

CAPITALG LP

By: CapitalG GP LLC
its General Partner

By: /s/ Jeremiah Gordon
Name: Jeremiah Gordon
Title: General Counsel and Secretary

CAPITALG GP LLC

By: /s/ Jeremiah Gordon
Name: Jeremiah Gordon
Title: General Counsel and Secretary

GOOGLE LLC

By: /s/ Kent Walker
Name: Kent Walker
Title: Secretary

ALPHABET INC.

By: /s/ Kent Walker
Name: Kent Walker
Title: Assistant Secretary

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement, dated as of July 11, 2016, by and among the Reporting Persons. *

99.2	Convertible Preferred Stock, Series A Certificate of Designations, dated as of June 29, 2016 (incorporated herein by reference to the Certificate of Designations set forth as Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016). *

99.3	Investment Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P. (incorporated herein by reference to the Investment Agreement set forth as Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on June 29, 2016). *

99.4	Investor Rights Agreement, dated as of June 29, 2016, by and between Care.com, Inc. and Google Capital 2016, L.P. *

*	Previously Filed